Michael J. Swidler      mswidler@velaw.com
Tel 212.237.0020       Fax 917.849.5367
August 19, 2010
Anne Nguyen Parker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Buckeye Partners, L.P. Registration Statement on Form S-4 Filed July 14, 2010 File No. 333-168090
Dear Ms. Parker:
On behalf of Buckeye Partners, L.P. (the “Registrant”), we are filing Amendment No. 1 to the above referenced registration statement (the “Registration Statement”).
Set forth below are the Registrant’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated August 9, 2010, with respect to the above captioned filing. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment.
The Registrant has authorized us to respond to the Staff’s comments on its behalf. Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

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Securities and Exchange Commission, August 19, 2010, Page 2

S-4
General
1.	Please file all omitted exhibits, including opinions of counsel as soon as reasonably practicable. Note that you will need to allow time for our review once you file all these documents.
Response: The Registrant acknowledges the Staff’s comment and has filed all omitted exhibits. The Registrant understands the Staff requires sufficient time to review the exhibits before the Registrant requests effectiveness.
2.	Please provide your analysis as to whether this transaction is subject to Rule 13e-3 of the Exchange Act, including any exceptions to Rule 13E-3 for which this transaction qualifies.
Response: We believe that the transaction falls within the Rule 13e-3(g)(2) exemption, and, accordingly, is not subject to the filing and disclosure requirements of Rule 13e-3.
Rule 13e-3(g)(2) exempts:
     “[a]ny Rule 13e-3 transaction in which the security holders are offered or receive only an equity security provided, That:
     (i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;
     (ii) such equity security is registered pursuant to Section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Act; and
     (iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

Securities and Exchange Commission, August 19, 2010, Page 3

The transaction meets these conditions. The condition with respect to subparagraph (g)(2)(i) is satisfied for two reasons. First, the units of Buckeye GP Holdings L.P. (“Holdings”) and the Registrant’s LP units are equity securities that have substantially the same rights — if anything, following the merger, both classes will have equal and enhanced rights by virtue of the ability to vote for directors, as discussed below under Comment 3. Second, although Holdings and the Registrant cannot issue common stock since they are partnerships, not corporations, the Holdings units and the Registrant’s LP units represent the partnership equivalent of common stock. See, e.g., Snyder Oil Partners, L.P. Blackgold Energy Resources, Inc., SEC No-Action Letter (September 18, 1987) (the Staff concurring that the Rule 13e-3(g)(2) exemption was available for an acquisition in which a limited partnership offered its common units of limited partnership interests to shareholders of a corporation in exchange for their common stock); Alliance Capital Management Holding L.P., SEC No-Action Letter (September 12, 2002) (the Staff not recommending enforcement action for an exchange of common units of limited partnership interest of one limited partnership for those of another limited partnership). Treating limited partnership interests as the equivalent of common stock is consistent with Rule 12b-2 under the Exchange Act and Rule 405 under the Securities Act, which define “common equity” as “any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest.”
The condition with respect to subparagraph (g)(2)(ii) is also satisfied as the Registrant’s LP units are registered pursuant to Section 12 of the Act.
Finally, the condition with respect to subparagraph (g)(2)(iii) is also satisfied as the Registrant’s LP units to be issued to the Holdings unitholders will be listed on the New York Stock Exchange.
Therefore, it is our belief that the merger satisfies the requirements of Rule 13e-3(g)(2), thereby exempting the transaction from the requirements of Rule 13e-3.
3.	Please provide your analysis as to whether this is a roll-up transaction as defined in Rule 901(c) of Regulation S-K and whether you need to comply with the 900 series of said Regulation.
Response: We believe that the transaction is not a “roll-up transaction” as defined in Item 901(c) of Regulation S-K because Holdings is not a “finite-life partnership” and, in any event, by virtue of the exemptions provided in Items 901(c)(2)(vi) and (vii).

Securities and Exchange Commission, August 19, 2010, Page 4

The Registrant notes that Holdings is not a finite-life limited partnership, and thus not a “partnership” as defined in Item 901(b)(1)1. Item 901(c)(1)(i) defines “roll-up transaction” as a transaction “involving the combination or reorganization of one or more partnerships ... in which some or all of the investors in any such partnership will receive new securities, or securities of another entity.” Because Holdings is not a “partnership” Under Item 901 of Regulation S-K, the transaction cannot be a “roll-up transaction” because the only investors in any partnership involved in the transaction (i.e. the holders of the Registrant’s LP units2) are not receiving new securities, or securities in any other entity — to put it another way, the investors in the Registrant are retaining their existing Registrant LP Units, and the investors in Holdings are not investors in a “partnership” as defined in Item 901(b)(1).
Even assuming Holdings was a “partnership” as defined in Item 901(b)(1), Items 901(c)(2)(vi) and 901(c)(2)(vii) would provide that the transaction is not a “roll-up transaction.”
Item 901(c)(2)(vi) provides that the term “roll-up transaction” shall not include:
     “(vi) A transaction in which all of the investors’ partnership securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Securities Exchange Act of 1934 (15 U.S.C. 78k-1) and such investors receive new securities or securities in another entity that are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Securities Exchange Act of 1934 (15 U.S.C. 78k-1), except that, for purposes of this paragraph, securities that are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Securities Exchange Act of 1934 shall not include securities listed on the American Stock Exchange’s Emerging Company Marketplace;”
The transaction meets these requirements. The Holdings common units3 and Registrant LP units are listed for trading on the New York Stock Exchange. Transaction reporting plans under Section 11A were declared effective prior to December 17, 1993, for the Nasdaq National Market, the New York Stock Exchange, and the American Stock Exchange.

[1]	Section 2.7 of the Holdings partnership agreement provides that it will continue in existence until dissolved.

[2]	The Registrant has a term extending until the close of its business on December 31, 2086. Whether a remaining term of more than 70 years makes the Registrant a “finite-life partnership” for purposes of Item 901(b)(1) is unimportant due to the status of Holdings for this purpose and due to the applicability of Items 901(c)(2)(vi) and 901(c)(2)(vii).

[3]	Holdings also has management units outstanding that are convertible into common units at the option of the holders.

Securities and Exchange Commission, August 19, 2010, Page 5

Item 901(c)(2)(vii) provides that the term “roll-up transaction” shall not include:
     “(vii) A transaction in which the investors in any of the partnerships involved in the transaction are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives;”
The transaction meets these requirements. The voting rights of the limited partners of the Registrant after the merger will either be comparable to, or materially more favorable than, the rights of the holders of Holdings units, as described in the Registration Statement under the heading “Comparison of Partnership Unitholder Rights and Holdings Unitholder Rights.” The scheduled expiration of the Registrant’s term more than 70 years from now, on December 31, 2086, is not significantly adverse compared to Holdings’ current perpetual term. Moreover, the Registrant expects it would seek approval from its limited partners to amend its partnership agreement to extend the term, if it is still in existence approaching that date. The management compensation of the Registrant will be identical to that of Holdings.4 Finally, the investment objectives of the Registrant and Holdings are substantially similar — their income and cash flow are generated from the same asset base, but with Holdings’ interest held indirectly through the Registrant.
Therefore, it is our belief that the 900 series of Regulation S-K are inapplicable to the merger.
Ownership Structure, page 12
4.	In the diagrams on pages 12 and 13, please include the defined terms that you have used throughout the filing, such as “Partnership,” “Holdings” and “Partnership GP.”
Response: The Registrant has revised the Registration Statement accordingly. Please see the revised diagrams on pages 13 and 14.

[4]	“Management compensation” is not defined in Item 901. We assume it refers to either the compensation of the executive officers of an entity or the distribution rights of a partnership’s general partner. In either case, the management compensation of the Partnership and Holdings will be identical after the merger: they share the same executive officers, who will not experience a change in compensation as a result of the merger; and the Registrant’s general partner will have a non-economic partnership interest and not be entitled to any management fees, which is identical to the compensation of Holdings’ general partner currently.

Securities and Exchange Commission, August 19, 2010, Page 6

Background of the Merger, page 29
5.	We note your risk factor discussion on page 23 that there is no price protection mechanism contained in the merger agreement. Please discuss whether the boards of the companies discussed any price protection mechanism, such as a collar, and, if so, why such a mechanism was not a part of the merger agreement.
Response: The audit committee of the Registrant’s general partner and board of directors of MainLine Management LLC did not discuss any price protection mechanisms, such as a collar. Because of the fact that Holdings’ only cash-generating assets are its direct and indirect assets in the Registrant, both the audit committee and board of directors each viewed the relative valuation of the Holdings common units and Registrant LP units as significantly more important than the absolute value of Holdings or the Registrant. The Registrant has revised the Registration Statement to describe why such mechanisms were not considered by either the committee or the board. Please see the new disclosure on pages 45 and 46.
6.	Please explain your statement on page 30 that your board considered a downside to the acquisition of Buckeye GP Holdings L.P. the “elimination of perceived ‘drop-down’ acquisition opportunities from the private equity owners of Holdings.” Also, tell us why there is no discussion of this downside in the section entitled “Recommendation of the Partnership Audit Committee and Its Reasons for the Merger” at page 44.
Response: The private equity owners of Holdings, particularly the funds affiliated with ArcLight Capital Partners, LLC and Kelso & Company, own a number of assets or businesses that might be suitable investments for the Registrant. Investors and analysts often perceive that a direct or indirect owner of the general partner of a publicly traded limited partnership is likely to offer the suitable assets that it owns to the limited partnership, even in the absence of a contractual option, right of first offer, right of first refusal, or similar right.
The statement on page 30 referenced in the Staff’s comment referred to a presentation by senior management of the Registrant. The audit committee did not consider the elimination of the perceived acquisition opportunities as significant enough to merit discussion as a factor weighing against the approval of the merger. Moreover, while the audit committee did not discuss the matter in depth during its determinations to approve the transaction, the audit committee believes the transaction would not preclude the possibility of acquisitions of suitable investments from ArcLight Capital Partners, LLC and Kelso & Company.

Securities and Exchange Commission, August 19, 2010, Page 7

Please direct any questions that you have with respect to the foregoing to Michael Swidler at (212) 237-0020 or Ramey Layne at (212) 237-0135.

Very truly yours,
By:	/s/ Michael J. Swidler
Michael J. Swidler
Vinson & Elkins L.L.P.

cc:      William H. Schmidt, Jr.